

February 4, 2013


Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

      Re: Fifth Street Finance Corp. (the "Company")
          Registration Statement on Form N-2
          File Number: 333-186101

Dear Mr. Pangas:

      The Company filed a shelf registration statement on January 18, 2013 under which it may offer up to $1,000,000,000 of shares of its common stock, debt securities or warrants to purchase its common stock or debt securities (collectively, the "Securities"). The Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. Pursuant to Securities Act Release No. 6510 and in reliance upon the representations contained in your letter of the same date, we performed a limited review of the registration statement.

      Your letter represented that the registration did not contain any material changes from the disclosure included in the Company's shelf registration statement on Form N-2 (File No. 333-180267), initially filed with the Commission on March 22, 2012 and declared effective, as amended, on July 27, 2012, except for the inclusion of audited financial statements and related financial data for the fiscal year ended September 30, 2012.

      Whenever a comment is made in one location, you should consider it applicable to all similar disclosure appearing elsewhere in the registration statement (including all future prospectus supplements). We have the following comments.

**Prospectus Cover Page**

1.    Disclose that the debt securities in which the Company invests will generally be considered below investment grade, which are also known as

"junk securities" and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Also disclose, if true, that a material amount of the Company's debt investments will not fully amortize during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity.

## Page 11

2.      Add disclosure in the leverage section that leverage will make the Company's net asset value per share ("NAV") more volatile.

## Page 12

3.      The following comments should be addressed in the fee table and Example that is included in the current prospectus, as well as in any prospectus supplement used with any offering from this shelf registration statement that triggers the need to include a Fee Table and Example.   Any such fee table and Example should also be updated in accordance with current staff positions regarding an increase in expense.

4.      We note the absence of the Acquired Fund Fees & Expenses line item from the Company's fee table. Please confirm to us in your response letter that the Company will not in the upcoming year make investments at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses.  If no such additional line item is required, please indicate in your response letter that any Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Company does not intend to invest in any "Acquired Funds."

5.      Total expenses of 9.37% are disclosed in the fee table.  The financial highlights on page F-58 show expenses of 9.95%.  In your response please explain the reason for the difference.

6.      The last sentence in footnote (4) should be revised by inserting the word "all" immediately prior to the word "estimated" in the same sentence. Please confirm that all associated common stock prospectus supplements will be adjusted accordingly.

7.      On October 12, 2012 the Company filed a Rule 497 takedown to offering $75,000,000 in aggregate principal amount of 5.875% senior notes due 2024, ("Notes").  The Notes will mature on October 30, 2024 and the Company will pay interest on the Notes on January 30, April 30, July 30 and October 30 of each year, beginning on January 30, 2013. The Notes are

issued in minimum denominations of $25 and integral multiples of $25 in excess thereof. The disclosure on page S-7 of this filing states that "[w]e estimate that the net proceeds we receive from the sale of the $75.00 million aggregate principal amount of Notes in this offering will be approximately $72.45 million, after deducting the underwriting discounts and commissions of $2.25 million payable by us and estimated offering expenses of approximately $300,000 payable by us". Please explain where these expenses are located in the Company's fee tables used to offer its common stock, both immediately before and immediately after the Note offering. Revise the content of the common stock fee table for future note issuance as needed, paying attention to offering cost and underwriting discounts and commissions.

8.      On December 3, 2012 the Company filed a Rule 497 takedown to offer 14,000,000 shares of its common stock. We note that the management fee disclosed in the fee table was 5.30% and that footnote (4) thereto states "[o]ur base management fee under the investment advisory agreement is calculated at an annual rate of 2% of our gross assets, which includes borrowings for investment purposes of $466.3 million and excludes cash and cash equivalents of $74.4 million". We assume the excluded amount of $74.4 million relates to the Notes discussed in comment 7 above. In addition, the Company also filed a Rule 497 takedown to offer of 7,500,000 shares of its common stock on September 12, 2012. We note that the management fee disclosed in that fee table was 5.75%.

        Thus, the management fee as a percentage of net assets attributable to common stock purportedly decreased from September to December, while assets under management increased. We do not believe that cash equivalent positions should be excluded from the management fee calculation, effectively reducing the management fee presented in the fee table, unless the Company actually intends (and has associated prospectus disclosure), to not invest such cash equivalents during the next 12 months or that such cash equivalents will be used to repay other borrowings while maintaining that reduced leverage for the next 12 months. Please explain why the management fee (and any other associated expense disclosure) was not adjusted upward for any expense increase associated with the Notes. Please explain how this issue will be handled prospectively.

9.      Please explain how the Company will ensure that all future 497 takedown filings contain an expense ratio that reflects all expenses of all existing actual leverage and all expenses of all leverage contemplated by the Company during the next 12 months.

**Page 17**

10.    The investments disclosed in the first full paragraph are primarily derivatives.  We note that the prospectus does not appear to accurately and specifically describe the Fund's use of derivatives in a manner customized to proposed Fund operations.  The Division of Investment Management has recently made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1]  Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

## Page 19

11.    The last paragraph on page 19 does not appear to include the leverage from the Notes, and it is unclear whether the table on page 20 does also.  Please revise the disclosure and table as needed.

## Page 34

12.    The Notes are not secured against any Company assets or the assets of any of its subsidiaries, likely increasing the chances that the Notes will trade at a discount sometime in the future.  Is an incentive fee payable if the Company repurchases the Notes when they are trading at a discount?  If so, Please expand the disclosure as needed.

13.    Disclose whether the proceeds from an offering of this registration statement may be used to make further repurchases and cancellations of the Company's outstanding debt at a discount that might generate a gain thereby increasing the incentive fee payable to the Company's Investment Adviser.

## Page 38

14.    Please make clear which LIBOR rates are being referenced in the descriptions on this page and in other locations in the registration statement where the reference is a general use of the acronym LIBOR.

## Page 39

15.    If true, please add a footnote to the table to the effect that while the Company's distributions are generally characterized as a dividend, most such

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[1] See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

dividends are derived from the Company's interest income and that taxable shareholder accounts will not receive the more favorable rate generally applicable to dividends, but will generally pay federal income tax at the higher rate applicable to interest income.

## Page 43

16.  Please inform the staff whether the Board will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies.  See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003)[2].

## Page 69

17.    FSC, Inc. serves as the Company's administrator. The Company reimburses the administrator for the allocable portion of overhead and other expenses incurred by the administrator in performing its obligations under the administration agreement, including rent and the allocable portion of the costs of compensation and related expenses of its chief financial officer and chief compliance officer, and the associated staff.  Please confirm to the staff that the Board exercises appropriate oversight with respect to the equity of the allocation methodology referenced in the administration agreement. Confirm to the staff that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

## Page F-7

18.    Several investments (with a negative cost) in the Company's Schedule of Investments for the year ended September 30, 2012 are referenced by footnote (11).  On page F-14, footnote (11) states "[c]ost amounts represent unearned income related to undrawn commitments".  Please explain these circumstances in your response letter.

## Generic Prospectus Supplements

19.    The Company should include, to the best of its knowledge, complete generic prospectus supplements, including risk factors and other available information for each prospectus supplement (*e.g.*, the risk factors for debt securities is omitted in its entirety).  If such debt securities will be unsecured

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[2] The Release states that Rule 38a-1 requires Funds to provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security, and to "regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments".

against any of the Company's assets and subordinated to other Company debt, the cover page of this prospectus supplement should be appropriately modified. The disclosure in comment 1 should also be included on the cover page of each prospectus supplement.

20.     The cover page of the prospectus supplement does not appear to include a footnote to the public offering price regarding allocated interest (*e.g.*, Plus accrued interest, if any, from XXX XX, 201X. Please revise the disclosure as needed, or explain why *pro forma* language is not needed.

21.     In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Fund will have entered into with the underwriters for services other than share distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. Please undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

## Part C

22.     Please file as an exhibit the legality opinion regarding all securities being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, since the terms of the actual offerings from this registration statement appear to be uncertain and not yet authorized by the Company's Board of Directors, the Company may need to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

## General

23.     Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

24.     We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

25.     Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-

effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position. You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

<p style="text-align:center">*   *   *   *   *   *</p>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant